Exhibit 99.1

November 4, 2015

ATTUNITY REPORTS RECORD REVENUES FOR
THIRD QUARTER 2015

36% REVENUE GROWTH FOR THE QUARTER

Burlington, MA – November 4, 2015 – Attunity, Ltd. (NASDAQ CM: ATTU), a leading provider of big data management software solutions, today reported its unaudited financial results for the three month period ended September 30, 2015.

“The record revenue we reported for the quarter was driven by scaling our direct sales force, expanding our big data solutions for enterprise and cloud environments, and delivering on effective marketing and business development programs. Each of these factors is continually feeding a pipeline of customer orders that are becoming larger in scope and value, and across a wider base of new customers than ever before,” said Shimon Alon, Chairman and CEO of Attunity. “We are experiencing strong activity and increasing interest from customers, partners and other vendors across all of our product offerings, geographies and business lines. As we further extend our portfolio of innovative Big Data management solutions, we are able to support a larger number of different environments, such as data warehouses, clouds, Hadoop, open source, and others.”

Recent Operational Highlights:

•	Signed a strategic global resell agreement with Teradata, expanding distribution to the large data warehousing and fast-growing Big Data markets
•	Introduced Attunity Replicate Express to drive market awareness and demand generation for the expansive mainstream database market, as well as the rapidly expanding Hadoop market
•	Won a strategic deal for Attunity Compose (formerly “BIReady”), the new Data Warehouse Automation offering, with one of the world’s largest global insurance companies
•	Closed first Microsoft Azure customer order for the recently launched Attunity CloudBeam for Azure SQL data warehouse
•	Expanded offerings for the cloud with a new solution for loading data into Hadoop running on AWS
•	Introduced Attunity Visibility for enterprise data usage analytics and monitoring for Hadoop
•	Launched Attunity Replicate for PostgreSQL, a leading open-source database with rapidly growing market adoption

Financial Highlights for Q3 2015, compared with Q3 2014:

•	Total non-GAAP revenue increased 37% to $13.0 million
•	Total revenue increased 36% to $12.7 million
•	Non-GAAP net income of $0.4 million, compared with non-GAAP net income of $1.1 million for the third quarter of 2014
•	Generated positive cash flow from operations of $0.4 million

“Our strong partnerships with the major Big Data vendors have resulted in an extension of the OEM agreements we have with Microsoft and another leading global provider of business software and hardware systems. These agreements enable us to continue to generate leads and revenue, enhancing our brand. Working closely together with the Amazon Web Services (AWS) and Microsoft Azure teams, we are becoming a critical enabler of database migration services that facilitate data transfers between on-premises and cloud environments,” continued Mr. Alon.

Big Data Management and Cloud Solutions
Attunity enhanced its replication platform for the cloud “CloudBeam,” with the launch of a version for Microsoft Azure, as well as an expanded portfolio for AWS Cloud with support for Hadoop. The Company has already closed the first CloudBeam solution order for the Microsoft Azure SQL Data Warehouse and is building a growing pipeline working jointly with the Microsoft cloud team.

Attunity Visibility has become a trusted solution for enterprises, optimizing performance and balancing workloads from traditional data warehouses to Hadoop. Now, as enterprises look to adopt Hadoop at scale, they need to prioritize investments and make more informed decisions to optimize the value to business users. To accommodate this growing market need, Attunity enhanced Visibility with the launch of “Attunity Visibility 7.0” in order to enable data usage analytics in large Hadoop clusters. With these capabilities, Attunity Visibility is the market’s only Big Data Management solution offering users business insights on the utilization of both Hadoop and data warehouses.

Sales and Marketing
The Company continued to expand its sales, marketing and business development teams, having grown the total headcount nearly 40% compared with the same period in 2014. These investments in sales and marketing, along with an expanded presence in the Big Data space at events and with analysts, have resulted in steady new customer acquisition and a strong sales pipeline. More importantly, we believe they will enable us to position the Company for sustainable long-term growth through the remainder of the year.

“By working closely with the AWS and Microsoft Azure teams, we are now widely recognized as a keystone for database migration services that facilitate data transfers between on-premises and cloud environments. The strong partnership with the major Big Data vendors resulted in extending the OEM agreements we have with Microsoft and another leading global provider of business software and hardware systems,” concluded Mr. Alon.

Financial Results for Q3 2015

Total revenues for the third quarter of 2015 increased 36% to $12.7 million, compared with $9.4 million for the same period in 2014. This includes license revenues for the third quarter of 2015, which increased 26% to $7.0 million, compared with $5.5 million for the same period in 2014. It also includes maintenance and service revenue, which grew 49% to $5.8 million compared with $3.9 million for the same period in 2014.

Total non-GAAP revenue for the third quarter of 2015 was $13.0 million, compared with $9.5 million for the same period in 2014. This includes non-GAAP maintenance and service revenue of $6.0 million, which grew 52% from the same period in 2014.*

Operating loss for the third quarter of 2015 was $1.3 million, compared with an operating income of $0.4 million for the same period in 2014.

Non-GAAP operating income was $1.0 million for the third quarter of 2015, compared with operating income of $1.2 million for the third quarter of 2014.*

Net loss for the third quarter of 2015 was $1.9 million, or $0.12 per diluted share, compared with net income of $0.3 million, or $0.02 per diluted share in the third quarter of 2014.

Non-GAAP net income for the third quarter of 2015 was $0.4 million, compared with non-GAAP net income of $1.1 million for the same period in 2014. Non-GAAP net income for the third quarter of 2015 excludes a total of $2.3 million in expenses and amortization associated with acquisitions and equity-based compensation expenses, compared with $0.8 million of similar expenses for the same period in 2014.*

Cash and cash equivalents were $11.8 million as of September 30, 2015.

Shareholders' equity as of September 30, 2015 increased to $36.3 million, compared to $31.2 as of December 31, 2014.

 * See "Use of Non-GAAP Financial Information" below for more information regarding Attunity's use of Non-GAAP financial measures.

Conference Call and Webcast Information

The Company will host a conference call with the investment community on Wednesday, November 4th at 10:00 a.m. Eastern Time featuring remarks by Shimon Alon, Chairman and CEO of Attunity, and Dror Harel-Elkayam, CFO of Attunity. The dial-in numbers for the conference call are +1-888-539-3679 (U.S. Toll Free), +1 80 924 6042 (Israel), or +1-719-325-2138 (International). All dial-in participants must use the following code to access the call: 1144915.

Please call at least five minutes before the scheduled start time. The conference call will also be available via webcast, which can be accessed through the Events section of Attunity's website, http://www.attunity.com/events.  Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through November 18, 2015 at +1-877-870-5176 (U.S. Toll Free) or 1-858-384-5517 (International). Participants must use the following code to access the replay of the call: 1144915. The online archive of the webcast will be available on http://www.attunity.com/events for 30 days following the call.

About Attunity
Attunity is a leading provider of big data management software solutions that enable access, management, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, data flow management, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics, and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income,  operating income, operating profit margin and net income per share, which are adjustments from results based on GAAP to exclude expenses and amortization associated with the acquisitions, net of related tax, stock-based compensation expenses in accordance with ASC 718, acquisition-related compensation expense and non-cash financial expenses such as the effect of a revaluation of liabilities presented at fair value and accretion of payment obligations. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. For further details, see the Reconciliation of Supplemental Non-GAAP Financial Information table later in this press release.

Safe Harbor Statement
This press release contains forward-looking statements, including statements regarding the anticipated features and benefits of Replicate Solutions, within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we say that [investments in sales and marketing will enable to position the Company for sustainable long-term growth through the remainder of the year], we use a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to our history of operating losses and ability to achieve profitability;  our reliance on strategic relationships with our distributors, OEM, VAR and "go-to-market" and other business partners, and on our other significant customers;  risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; our ability to expand our business into the SAP market and the success of our Gold Client offering;  timely availability and customer acceptance of Attunity's new and existing products, including Attunity Maestro and Attunity Visibility; risks and uncertainties relating to fluctuations in our quarterly operating results, which may not necessarily be indicative of future periods; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism as well as cyber-attacks; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2015 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:

Garth Russell / Allison Monat
KCSA Strategic Communications
P: + 1 212-682-6300
grussell@kcsa.com   / amonat@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
P: +972 9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS of September 30, 2015

U.S. DOLLARS IN THOUSANDS

Unaudited

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	September 30,	December 31,
	2015	2014
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	11,786	18,959
Restricted cash	-	430
Trade receivables (net of allowance for doubtful accounts of $15 at September 30, 2015 and December 31, 2014)	4,656	5,991
Other accounts receivable and prepaid expenses	1,448	453

Total current assets	17,890	25,833

Severance pay fund	3,427	3,247
Property and equipment, net	1,174	980
Goodwill and intangible assets, net	41,004	22,869
Other assets	159	577

Total long-term assets	45,764	27,673

Total assets	63,654	53,506

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	September 30,	December 31,
	2015	2014
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$478	$322
Payment obligation related to acquisitions	2,526	2,278
Deferred revenues	9,532	7,091
Employees and payroll accruals	4,361	3,023
Accrued expenses and other current liabilities	1,197	1,551

Total current liabilities	18,094	14,265

LONG-TERM LIABILITIES:

Long-term deferred revenue	776	576
Liabilities presented at fair value and other long-term liabilities	1,959	1,004
Payment obligation related to acquisitions	1,899	2,208
Accrued severance pay	4,604	4,296

Total long-term liabilities	9,238	8,084

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -
Authorized: 32,500,000 shares at September 30, 2015 and December 31, 2014; Issued and outstanding: 16,471,460 shares at September 30, 2015 and 15,375,716 shares at December 31, 2014	1,868	1,772
Additional paid-in capital	143,286	133,931
Accumulated other comprehensive loss	(1,125)	(871)
Accumulated deficit	(107,707)	(103,675)

Total shareholders' equity	36,322	31,157

Total liabilities and shareholders' equity	$63,654	$53,506

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2015	2014	2015	2014
	Unaudited		Unaudited

Software licenses	$19,328	$13,459	$6,968	$5,530
Maintenance and services	16,026	11,312	5,778	3,868
Total revenue	35,354	24,771	12,746	9,398
Operating expenses:
Cost of revenues	5,155	2,315	1,912	843
Research and development	7,983	7,102	3,090	2,265
Selling and marketing	21,146	13,743	7,861	4,883
General and administrative	3,787	2,924	1,151	1,036
Total operating expenses	38,071	26,084	14,014	9,027

Operating loss	(2,717)	(1,313)	(1,268)	371
Financial expenses, net	744	316	509	127
Loss before taxes on income	(3,461)	(1,629)	(1,777)	244
Taxes on income	571	8	130	(34)
Net loss	$(4,032)	$(1,637)	$(1,907)	$278

Basic and diluted net loss per share	$(0.25)	$(0.11)	$(0.12)	$0.02
Weighted average number of shares used in computing basic and diluted net loss per share	16,075	14,950	16,421	15,179

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,
	2015	2014
	Unaudited
Cash flows activities:
Net loss	$(4,032)	$(1,637)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation	300	255
Stock based compensation	1,832	1,083
Amortization of intangible assets	2,073	887
Accretion of payment obligations	377	512
Change in:
Accrued severance pay, net	128	63
Trade receivables	1,335	1,347
Other accounts receivable and prepaid expenses	(698)	161
Other long term assets	(28)	(1)
Trade payables	113	87
Deferred revenues	2,132	1,318
Employees and payroll accruals	1,286	(1,130)
Accrued expenses and other liabilities	(373)	91
Change in liabilities presented at fair value and other long-term liabilities	156	(391)
Tax benefits related to exercise of stock options	(135)	-
Change in deferred taxes, net	(204)	(203)

Net cash provided by operating activities	4,262	2,442

Cash flows from investing activities:
Purchase of property and equipment	(427)	(395)
Decrease (Increase) in restricted cash	430	(850)
Acquisition of company, net of cash acquired	(10,402)	-
Net cash used in investing activities	(10,399)	(1,245)

Cash flows from financing activities:
Proceeds from exercise of stock options, warrants and rights	885	695
Tax benefits related to exercise of stock options	135	-
Payment of contingent consideration	(2,054)	-

Net cash provided by (used in) financing activities	(1,034)	695

Foreign currency translation adjustments on cash and cash equivalents	(2)	51

Increase (decrease) in cash and cash equivalents	(7,173)	1,943
Cash and cash equivalents at the beginning of the period	18,959	16,481

Cash and cash equivalents at the end of the period	11,786	18,424

Supplemental disclosure of cash flow activities:
Cash paid during the period for taxes	$1,327	$417

Non cash activities:
Issuance of shares related to acquisition	$6,599	-

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands, except share and per share data

	Three months ended September 30, 2015				Three months ended September 30, 2014
	Unaudited				Unaudited
	GAAP	Adj.		NON-GAAP	GAAP	Adj.		NON-GAAP
Software licenses	6,968			6,968	5,530			5,530
Maintenance and services	5,778	240	(a)	6,018	3,868	94	(a)	3,962
Total revenue	12,746			12,986	9,398			9,492

Operating expenses:
Cost of revenues	1,912	696	(b)	1,216	843	215	(b)	628
Research and development	3,090	333	(b), (c)	2,757	2,265	119	(c)	2,146
Selling and marketing	7,861	825	(b), (c)	7,036	4,883	257	(b), (c)	4,626
General and administrative	1,151	196	(c)	955	1,036	110	(c)	926
Total operating expenses	14,014			11,964	9,027			8,326

Operating income (loss)	(1,268)			1,022	371			1,166
Financial expenses net	509	362	(d)	147	127	31	(d)	96
Income (loss) before taxes on income	(1,777)			875	244			1,070
Taxes on income	130	(320)	(e)	450	(34)	(46)	(e)	12
Net income (loss)	(1,907)			425	278			1,058

Diluted net income (loss) per share	(0.12)			0.02	0.02			0.07
Weighted average number of shares used in computing diluted net income (loss) per share	16,421			17,278	15,837			15,862

(a) Valuation adjustment on acquired deferred maintenance revenue

(b) Acquisition-related compensation expenses and amortization of intangible assets:

	Three months ended September 30,
	2015	2014
Cost of revenues	696	215
Research and development	100	-
Selling and marketing	393	81
	1,189	296

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands, except share and per share data

(c) Stock-based compensation expenses under ASC 718 included in:

	Three months ended, September 30,
	2015	2014
Research and development	233	119
Selling and marketing	432	176
General and administrative	196	110
	861	405

(d) Accretion of payment obligations and revaluation of liabilities presented at fair value:

	Three months ended, September 30,
	2015	2014
Revaluation of liabilities presented at fair value	116	(140)
Accretion of payment obligations	246	171
	362	31

(e) Taxes related to acquisitions

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands, except share and per share data

	Nine months ended September 30, 2015				Nine months ended September 30, 2014
	Unaudited				Unaudited
	GAAP	Adj.		NON-GAAP	GAAP	Adj.		NON-GAAP
Software licenses	19,328			19,328	13,459			13,459
Maintenance and services	16,026	586	(a)	16,612	11,312	284	(a)	11,596
Total revenue	35,354			35,940	24,771			25,055

Operating expenses:
Cost of revenues	5,155	1,823	(b)	3,332	2,315	643	(b)	1,672
Research and development	7,983	667	(b), (c)	7,316	7,102	311	(c)	6,791
Selling and marketing	21,146	1,771	(b), (c)	19,375	13,743	717	(b), (c)	13,026
General and administrative	3,787	1,062	(b), (c)	2,725	2,924	299	(c)	2,625
Total operating expenses	38,071			32,748	26,084			24,114

Operating income (loss)	(2,717)			3,192	(1,313)			941
Financial expenses, net	744	554	(d)	190	316	119	(d)	197

Income (loss) before taxes on income	(3,461)			3,002	(1,629)			744
Taxes on income	571	(702)	(e)	1,273	8	(225)	(e)	233
Net income (loss)	(4,032)			1,729	(1,637)			511

Diluted net income (loss) per share	(0.25)			0.10	(0.11)			0.03
Weighted average number of shares used in computing diluted net income (loss) per share	16,075			16,834	14,950			15,832

(a) Valuation adjustment on acquired deferred maintenance revenue

(b) Acquisition-related costs, compensation expenses and amortization of intangible assets:

	Nine months ended September 30,
	2015	2014
Cost of revenues	1,823	643
Research and development	214	-
Selling and marketing	893	244
General and administrative	561	-
	3,491	887

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands, except share and per share data

(c) Stock-based compensation expenses under ASC 718 included in:

	Nine months ended September 30,
	2015	2014
Research and development	453	311
Selling and marketing	878	473
General and administrative	501	299
	1,832	1,083

(d) Accretion of payment obligations and revaluation of liabilities presented at fair value:

	Nine months ended September 30,
	2015	2014
Revaluation of liabilities presented at fair value	175	(393)
Accretion of payment obligations	379	512
	554	119

(e) Taxes related to acquisitions